UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE TO

(Amendment No. 16)

Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

_____________________________________

STRATASYS LTD.
(Name of Subject Company (Issuer))

NANO DIMENSION LTD.
(Name of Filing Person (Offeror))
_____________________________________

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M85548101
(CUSIP Number of Class of Securities)

Yael Sandler
Chief Financial Officer
Nano Dimension Ltd.
2 Ilan Ramon, Ness Ziona
7403635, Israel
Telephone: +972-73-7509142
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

_____________________________________

With copies to:

Oded Har-Even, Esq.
Howard Berkenblit, Esq.
Angela Gomes, Esq.
Eric Victorson, Esq.
Sullivan & Worcester LLP
1633 Broadway
New York, NY 10019
Telephone: (212) 660-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 16 (this “Amendment No. 16”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and, together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Nano Dimension Ltd., a company organized under the laws of the State of Israel (“Nano”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 25, 2023, as subsequently amended and supplemented. The Schedule TO relates to the offer (the “offer”) by Nano to purchase up to 25,266,458 of the outstanding ordinary shares, NIS 0.01 par value per share, of Stratasys Ltd. (“Stratasys” and “Stratasys Shares,” respectively), not already owned by Nano, such that Nano would own up to and no more than 51% of the outstanding Stratasys Shares upon consummation of the offer, with a minimum condition of owning at least 46% of the outstanding Stratasys Shares upon consummation of the offer, but in any event no less than 5% of the outstanding Stratasys Shares are tendered in the offer, at the price of $25.00 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2023 (the “Original Offer to Purchase”), as further amended and supplemented by the Supplement to Offer to Purchase, dated June 27, 2023 (the “First Supplement to Offer to Purchase”), as further amended and supplemented by the Second Supplement to Offer to Purchase, dated July 10, 2023 (the “Second Supplement to Offer to Purchase”), as further amended and supplemented by the Third Supplement to Offer to Purchase, dated July 18, 2023 (the “Third Supplement to Offer to Purchase” and, together with the Original Offer to Purchase, the First Supplement to Offer to Purchase and the Second Supplement to Offer to Purchase, the “Offer to Purchase”), and in the related Third Amended Letter of Transmittal, dated July 18, 2023 (the “Third Amended Letter of Transmittal”).

Except as otherwise set forth in this Amendment No. 16, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference in response to all of the items of the Schedule TO and is amended and supplemented by the information specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 16 together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND ITEM 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)     By adding the following disclosure as the last paragraph of Section 1 of the Original Offer to Purchase, entitled “Background of the Offer; Contacts with Stratasys”:

“On July 25, 2023, we released a video message to shareholders of Stratasys, in which Mr. Yoav Stern outlined certain benefits in connection with tendering Stratasys Shares in the offer and urged Stratasys shareholders to replace a majority of the Stratasys Board by voting “yes” for at least five of Nano’s seven director candidates nominated for election at Stratasys’s upcoming Annual General Meeting, scheduled to be held on August 8, 2023. On the same day, we issued a press release announcing and providing a link to this video message and reiterating the foregoing. On the same day, we issued an investor presentation highlighting the need to replace a majority of the Stratasys Board and illustrating our views of the relative advantages of voting for Nano’s director nominees at Stratasys’s upcoming Annual General Meeting.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

NO.	DESCRIPTION
(a)(5)(II)	Press Release issued by Nano on July 25, 2023.
(a)(5)(JJ)	Transcript of Video Message to Stratasys Shareholders, released by Nano, on July 25, 2023.
(a)(5)(KK)	Investor Presentation by Nano, dated July 25, 2023.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

NANO DIMENSION LTD.
By:	/s/ Yael Sandler
Name:	Yael Sandler
Title:	Chief Financial Officer

Dated: July 25, 2023

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated May 25, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Notice of Objection.
(a)(1)(G)**	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(1)(H)*	Summary Advertisement as published in the New York Times on May 25, 2023.
(a)(1)(I)*	First Supplement to Offer to Purchase, dated June 27, 2023.
(a)(1)(J)*	First Amended Letter of Transmittal.
(a)(1)(K)*	First Amended Form of Notice of Guaranteed Delivery.
(1)(1)(L)*	First Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(M)*	First Amended Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(N)*	First Amended Notice of Objection.
(a)(1)(O)*	Second Supplement to Offer to Purchase, dated July 10, 2023.
(a)(1)(P)*	Second Amended Letter of Transmittal.
(a)(1)(Q)*	Second Amended Form of Notice of Guaranteed Delivery.
(a)(1)(R)*	Second Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(S)*	Second Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(T)*	Second Amended Notice of Objection.
(a)(1)(U)*	Third Supplement to Offer to Purchase, dated July 18, 2023.
(a)(1)(V)*	Third Amended Letter of Transmittal.
(a)(1)(W)*	Third Amended Notice of Guaranteed Delivery.
(a)(1)(X)*	Third Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(Y)*	Third Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(Z)*	Third Amended Notice of Objection.
(a)(5)(A)*	Press Release issued by Nano on May 25, 2023.
(a)(5)(B)*	Investor Presentation by Nano, dated May 25, 2023.
(a)(5)(C)*	Press Release issued by Nano on May 30, 2023.
(a)(5)(D)*	Investor Presentation by Nano, dated May 30, 2023.
(a)(5)(E)*	Transcript of conference call held by Nano on May 30, 2023.
(a)(5)(F)*	Press Release issued by Nano on June 8, 2023.
(a)(5)(G)*	Investor Presentation by Nano, dated June 8, 2023.
(a)(5)(H)*	Form of E-mail sent by Nano to certain Stratasys shareholders on June 8, 2023.
(a)(5)(I)*	Special Tender Offer Information Website, launched by Nano, as amended on June 29, 2023.
(a)(5)(J)*	Press Release issued by Nano on June 13, 2023.
(a)(5)(K)*	Form of E-mail sent by Nano to certain Stratasys shareholders on June 13, 2023.
(a)(5)(L)*	Digital Advertising Campaign, launched by Nano, on June 13, 2023.
(a)(5)(M)*	Digital Advertising Campaign, continued by Nano, on June 14, 2023.
(a)(5)(N)*	Press Release issued by Nano on June 15, 2023.
(a)(5)(O)*	Transcript of Video Message to Stratasys Shareholders, released by Nano, on June 15, 2023.
(a)(5)(P)*	Press Release issued by Nano on June 21, 2023.

NO.	DESCRIPTION
(a)(5)(Q)*	Special Tender Offer Information Website, FAQ Page, launched by Nano, as amended on June 21, 2023.
(a)(5)(R)*	Digital Advertising Campaign, continued by Nano, on June 21, 2023.
(a)(5)(S)*	Press Release issued by Nano on June 27, 2023.
(a)(5)(T)*	Special Tender Offer Information Website, launched by Nano, as amended on June 27, 2023.
(a)(5)(U)*	Digital Advertising Campaign, continued by Nano, on June 27, 2023.
(a)(5)(V)*	Press Release issued by Nano, on June 29, 2023 (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC by Nano on June 29, 2023).
(a)(5)(W)*	Investor Presentation by Nano, dated June 29, 2023 (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the SEC by Nano on June 29, 2023).
(a)(5)(X)*	Transcript of conference call held by Nano on June 29, 2023.
(a)(5)(Y)*	Nano response to analyst report, dated July 5, 2023.
(a)(5)(Z)*	Press Release issued by Nano on July 10, 2023.
(a)(5)(AA)*	Special Tender Offer Information Website, launched by Nano, as amended on July 18, 2023.
(a)(5)(BB)*	Digital Advertising Campaign, continued by Nano, on July 18, 2023.
(a)(5)(CC)*	Press Release issued by Nano on July 17, 2023.
(a)(5)(DD)*	Press Release issued by Nano on July 17, 2023.
(a)(5)(EE)*	Press Release issued by Nano on July 18, 2023.
(a)(5)(FF)*	Press Release issued by Nano on July 18, 2023.
(a)(5)(GG)*	Press Release issued by Nano on July 19, 2023.
(a)(5)(HH)*	Press Release issued by Nano on July 20, 2023.
(a)(5)(II)**	Press Release issued by Nano on July 25, 2023.
(a)(5)(JJ)**	Transcript of Video Message to Stratasys Shareholders, released by Nano, on July 25, 2023.
(a)(5)(KK)**	Investor Presentation by Nano, dated July 25, 2023.
(b) – (h)	Not applicable.
107*	Filing Fee Table, as amended on July 20, 2023.

____________

*        Previously filed.

**      Filed herewith.

***    To be filed by amendment.